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                            October 27, 2020

       Frank Igwealor
       Chief Executive Officer
       Video River Networks, Inc.
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Video River
Networks, Inc.
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed October 13,
2020
                                                            File No. 000-30786

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-12/G filed 10/13/2020

       Results of Operations
       Years ended December 31, 2018 and 2019 and the 6 Month periods ended June 30, 2019 and
       2020, page 48

   1. Please revise your table on page 49 summarizing your results of operations for the twelve months ended December
31, 2018 and 2019 and the six month periods (unaudited) ended
                                                        June 30, 2019 and 2020
to reflect the income statement line amounts consistent with the amounts reflected in
your respective consolidated statements of operations. Additionally, if you plan to provide
percentage amounts along with the financial amounts, please
                                                        recalculate amounts
appropriately.
       Real Estate Properties Owned, page 50

   2. We note your response to comment 6. Please revise your Real Estate Properties Owned
 Frank Igwealor
Video River Networks, Inc.
October 27, 2020
Page 2
         discussion, on page 50, to update the discussion through the interim period ended June 30,
         2020.
Financial Condition, Liquidity and Capital Resources, page 52

3. We note that financial information in this section, including changes in cash flows and changes in notes payable and stockholders' deficit for the periods ending June 30, 2020 and 2019, is not consistent to the financial information as presented in your financial statements for the respective periods. Please revise to ensure consistent financial information throughout your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameFrank Igwealor                              Sincerely,
Comapany NameVideo River Networks, Inc.
                                                              Division of
Corporation Finance
October 27, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName